Exhibit 21.1
LIST OF SUBSIDIARIES
As of December 31, 2011

Name	State of Organization	Ownership Percentage
Intrepid Potash-Moab, LLC	Delaware	100%
Intrepid Potash-New Mexico, LLC	New Mexico	100%
Intrepid Potash-Wendover, LLC	Colorado	100%
Moab Gas Pipeline LLC	Colorado	100%
Intrepid Aviation LLC	Colorado	100%